NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
               TO BE HELD JUNE 9, 1997


To our Shareholders:

     You are cordially invited to attend the Annual Meeting of Shareholders (the "Annual Meeting") of Paradigm Medical Industries, Inc. (the "Company"), to be held on Monday, June 9, 1997, beginning at 10:00 a.m., local time, in the DoubleTree Hotel, 255 South West Temple, Salt Lake City, Utah. At the Annual Meeting, shareholders will act on the following matters:

     1. To elect eight directors to serve until the next annual meeting of shareholders and until their respective successors are elected and qualified;

     2. To approve an amendment to the 1995 Stock Option Plan to increase the number of shares of Common Stock reserved for issuance thereunder by an aggregate of 300,000 shares;

     3.   To ratify the appointment of Coopers & Lybrand L.L.P.
as the Company's independent accountants for the fiscal year ending December 31, 1997; and

     4. To transact such other business as may properly come before the meeting or any adjournment thereof.

     The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice. Also included is a postage prepaid, return Proxy/Voting Instruction Card. Only shareholders of record at the close of business on April 30, 1997 are entitled to notice of and to vote at the Annual Meeting or any adjournment thereof.

     It is important that your shares be represented at the Annual Meeting. Whether or not you plan to attend, we hope that you will complete and return your postage prepaid Proxy/Voting
Instruction Card as promptly as possible.

                         By Order of the Board of Directors,



                         Thomas F. Motter
                         Chairman of the Board, President
                         and Chief Executive Officer


May 9, 1997
Salt Lake City, Utah